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                                                                       EXHIBIT 9


Hamilton, Bermuda - June 14, 1999 - Global Crossing Ltd. (Nasdaq: GBLX), the owner and operator of the world's most advanced global IP-based fiber optic network, today issued the following statement from Robert Annunziata, Chief Executive Officer:

"We expect US WEST's $62.75 per share tender offer for approximately 39 million Global Crossing shares to close as scheduled this Friday. Our existing US WEST merger agreement is superior to Qwest's offer, and we fully expect to close it as planned next year. Our existing Frontier merger agreement is also superior to Qwest's offer, and we expect to close it as planned in the third quarter of this year."

About Global Crossing

Global Crossing is the world's premier provider of global broadband capacity.
It is building and operating the world's most advanced global IP-based fiber optic platform, connecting five continents for data, voice, video and Internet transmissions. Global Crossing's operations are headquartered in Hamilton, Bermuda, with offices in Los Angeles; New York City; Morristown, New Jersey; San Francisco; Miami; London; Amsterdam; and Buenos Aires.

Statements made in this press release that state the company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's filings with the U.S. Securities and Exchange Commission (SEC). Copies of these filings may be obtained by contacting the company or the SEC.